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                                                                               .
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CONTACTS:


LORUS THERAPEUTICS INC.             CANADIAN MEDIA CONTACT:             US MEDIA CONTACT:

Corporate Communications            Hugh Mansfield                      Jennifer Taylor
Grace Tse                           Mansfield Communications Inc.       Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380       Tel:   (416) 599-0024               Tel:    (212) 370-5045
Email:ir@lorusthera.com             Email: hugh@mcipr.com               E-mail: jennifer@mcipr.com

TSX:     LOR
OTCBB:   LORFF


      LORUS THERAPEUTICS REPORTS FIRST QUARTER RESULTS FOR FISCAL YEAR 2004


TORONTO, CANADA - OCTOBER 10, 2003 - Lorus Therapeutics Inc. ("Lorus") today reported financial results for the quarter ended August 31, 2003. Unless specified otherwise, all amounts are in Canadian dollars.

JUNE 1, 2003 TO DATE HIGHLIGHTS

o Raised net proceeds of approximately $30 million by way of a public offering of units at a price of $1.25 per unit with each unit consisting of one common share and one-half of one purchase warrant.

o Expanded the pivotal phase III clinical trial of its lead immunotherapeutic drug Virulizin(R) for the treatment of advanced pancreatic cancer to over 100 global sites covering Europe, North America, South America and Latin America

o Entered into a worldwide exclusive out-licensing agreement with Cyclacel Limited of the UK for NC381 and a library of clotrimazole analogs for an upfront fee of US$0.4 million with potential of up to approximate US$11.6 million of milestone payments if all milestones achieved and a royalty line on future sales for NC381. Similar milestone and royalty payments will be received for each of any other compounds developed from the library

o Initiated three of the six clinical trials of a phase II clinical program of GTI-2040 in collaboration with the US National Cancer Institute (NCI) the first for patients with Acute Myeloid Leukemia (AML); a second for patients with metastatic breast cancer and a third for patients with non-small cell lung cancer.

o Allowed various patents from U.S., Canada and Europe to further protect Lorus' intellectual properties including Virulizin(R) , "U-sense", a novel anticancer technology and certain molecules that inhibit cancer progression characterized by abnormal vascularization

o Published various papers by Lorus scientists in prominent scientific journals and made presentations at some of the most influential gatherings and meetings in the cancer research field.

"We continue to build momentum in enhancing shareholder values by focusing on the strategic objectives. Out-licensing of NuChem NC381 and a library of clotrimazole analogs facilitates the further development of this technology with a world-class expert while allowing Lorus to focus its resources on its advanced clinical programs and other promising preclinical technologies," said Dr. Jim Wright, C.E.O,

"And the successful closing of the recent public offering enhanced our capital position, enabled us to continue to advance and expand our research and clinical programs and strategically positioned us well for ultimate commercial success."

Net loss for the quarter ended August 31, 2003 totaled $8,171,000 ($0.05 per share) compared to a loss of $4,076,000 ($0.03 per share) for the same quarter last year. The increase in net loss relates primarily to higher research and development expenses.

Research and development expenses for the quarter ended August 31, 2003 increased to $7,263,000 compared to $3,047,000 for the same quarter last year. The cost increase in fiscal 2004 can be attributed primarily to higher clinical trial costs for the expansion of the pivotal Phase III trial of Virulizin(R) for the treatment of advanced pancreatic cancer to over 100 worldwide sites, the upfront supplying of GTI-2040 drug to the NCI for the NCI sponsored phase II clinical trial programs and the expanded GTI-2040 phase II trial in patients with renal cell carcinoma.

General and administrative expenses for the first quarter of fiscal 2004 remained relatively unchanged year over year with a marginal decrease of $73,000.

Depreciation and amortization for the first quarter of fiscal 2004 was $99,000, comparable with $95,000 for the same quarter last year.

Interest income for the quarter ended August 31, 2003 increased to $393,000 from $370,000 for the same quarter last year. The increase can be attributed primarily to higher cash and short-term investment balance partially offset by lower market interest rates in fiscal 2004.

At August 31, 2003 Lorus had cash and cash equivalents and short-term investments totaling $49.0 million compared to $25.1 million at May 31, 2003. Working capital was $43.0 million at August 31, 2003 compared to $20.9 million at May 31, 2003.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (UNAUDITED)



                                                           THREE MONTHS          Three months      Period from inception
(Amounts in 000's except for per common share data)               ENDED                 ended           Sept. 5, 1986 to
(Canadian Dollars)                                        AUG. 31, 2003         Aug. 31, 2002              Aug. 31, 2003
                                                          -------------         -------------      ---------------------
REVENUES ...............................                      $      29              $   --                    $      95
                                                              ---------             ---------                  ---------
                                                                     29                  --                           95
                                                              ---------             ---------                  ---------
EXPENSES
Cost of Sales ..........................                           --                    --                           55
Research and development ...............                          7,263                 3,047                     66,322
General and administrative .............                          1,231                 1,304                     34,109
Depreciation and amortization ..........                             99                    95                      8,460
                                                              ---------             ---------                  ---------
OPERATING EXPENSES .....................                          8,593                 4,446                    108,946
                                                              ---------             ---------                  ---------
INTEREST AND OTHER INCOME ..............                           (393)                 (370)                    (9,177
                                                              ---------             ---------                  ---------
LOSS FOR THE PERIOD ....................                          8,171                 4,076                     99,674


                                                           THREE MONTHS          Three months      Period from inception
(Amounts in 000's except for per common share data)               ENDED                 ended           Sept. 5, 1986 to
(Canadian Dollars)                                        AUG. 31, 2003         Aug. 31, 2002              Aug. 31, 2003
                                                          -------------         -------------      ---------------------
Deficit, beginning of period ...........                         91,503                74,869                       --
                                                              ---------             ---------                  ---------
DEFICIT, END OF PERIOD .................                      $  99,674             $  78,945                  $  99,674
                                                              ---------             ---------                  ---------

BASIC AND DILUTED LOSS
  PER COMMON SHARE .....................                      $    0.05             $    0.03
                                                              ---------             ---------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING USED IN THE CALCULATION
  OF BASIC AND DILUTED LOSS PER SHARE ..                        171,517               144,416
                                                              ---------             ---------


As Lorus is having its Annual General Meeting of the shareholders on November 20, we will not hold a conference call to discuss the operating results of this quarter. Lorus always welcomes the shareholders, the financial community and the general public to contact us at any time.

About Lorus
Lorus Therapeutics Inc. is a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer. With products in all stages of evaluation, from pre-clinical through Phase III trials, and a product approved in Mexico for malignant melanoma, Lorus is a leader in the development of therapeutics that seek to manage cancer with efficacious non-toxic compounds that improve patients' quality of life. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF. Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this press release might not occur.

                                      -30-